Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
     The following is a transcript of the joint press conference and webcast conducted by Flextronics and Solectron on June 4, 2007.
     Safe Harbor Statement
     This communication contains forward-looking statements within the meaning of federal securities laws relating to both Flextronics and Solectron. These forward-looking statements may include statements related to the expected timing for closing of the acquisition of Solectron by Flextronics, the expected synergies and benefits to the combined company and its customers from the acquisition, the impact of the acquisition on Flextronics’s earnings per share, the ability of Flextronics to successfully integrate the businesses of the combined company, projected revenue and earnings and related growth and other statements regarding the anticipated future performance of the combined company and the industry in which it operates. These forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks include the possibility that the acquisition may not be completed as planned or at all, difficulties or delays in obtaining regulatory or shareholder approvals for the proposed transaction, the possibility that the revenues, cost savings, growth prospects and any other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected, that growth in the EMS business may not occur as expected or at all, the dependence of the combined company on industries that continually produce technologically advanced products with short life cycles, the ability of the combined company to respond to changes and fluctuations in demand for customers’ products and the short-term nature of customers’ commitments, and the other risks affecting Flextronics, Solectron and the combined company as described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be provided to Flextronics’s and Solectron’s shareholders as well as those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in their quarterly and annual reports and other filings made by Flextronics and by Solectron with the U.S. Securities and Exchange Commission. The forward-looking statements in this communication are based on current expectations and neither Flextronics nor Solectron assumes any obligation to update these forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.
     Additional Information and Where to Find it
     In connection with the Merger, Flextronics intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available because they will contain important information about Flextronics, Solectron and the proposed merger. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of other documents filed by Flextronics or Solectron by directing a written request, as appropriate, to Solectron at 847 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations, or to Flextronics’s U.S. offices at 2090 Fortune Drive, San Jose, CA 95131, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

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     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
     Participants in the Solicitation
     Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is also included in Flextronics’s proxy statement (Form DEF 14A) for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Flextronics Investor Relations at Flextronicsinvestorrelations@flextronics.com. Additional information regarding the directors and executive officers of Solectron is also included in Solectron’s proxy statement (Form DEF 14A) for the 2007 annual stockholders meeting of Solectron, which was filed with the SEC on December 4, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Solectron at 847 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations.

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Conference Call Transcript
FLEX — Flextronics to Acquire Solectron
Event Date/Time: Jun. 04. 2007 / 8:30AM ET
CORPORATE PARTICIPANTS

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Tom Smach
Flextronics International Ltd. - CFO
Mike McNamara
Flextronics International Ltd. - CEO
Paul Tufano
Solectron Corp. - EVP & Interim CEO
CONFERENCE CALL PARTICIPANTS
Brian White
Jefferies & Co. - Analyst
Lou Miscioscia
Cowen & Co. - Analyst
William Stein
Credit Suisse - Analyst
Alex Blanton
Ingalls and Snyder - Analyst
Kevin Kessel
Bear Stearns - Analyst
Steven Fox
Merrill Lynch - Analyst
Yuri Krapavin
Lehman Brothers - Analyst
Jim Suva
Citigroup - Analyst
PRESENTATION

Operator
Good morning, and welcome to the Flextronics conference call. All lines will be on listen-only until the question-and-answer session of today’s conference. (Operator Instructions.) Today’s call is being recorded. If you have any objections, please disconnect at this time. I would now like to turn the call over to Mr. Tom Smach, Chief Financial Officer. Thank you. Sir, you may begin.

Tom Smach - Flextronics International Ltd. - CFO
Thank you and good morning, ladies and gentlemen. Thank you for joining this joint conference call to discuss this morning’s announcement that Flextronics and Solectron have entered into a definitive agreement for Flextronics to acquire Solectron, creating the most diversified and premier global provider of advanced design and vertically integrated EMS services.
We have some prepared remarks before opening the call up for questions. To help communicate the data in this call, you can also view a slide presentation on the Internet. Go to the Investors Section of the Flextronics Web site and select “Calls and Presentations.” You will need to click through the slides, so we will give you the slide number we are referring to.
On the call with me today is Mike McNamara, Chief Executive Officer of Flextronics, and Paul Tufano, Executive Vice President and Interim Chief Executive Officer of Solectron. We will start on slide 3.
Please note that this conference call contains forward-looking statements within the meaning of the U.S. securities laws. These statements are subject to risks that can cause actual results to differ materially from those anticipated in these forward-looking statements. Information about these risks is noted on slide 3 of the slide presentation and in the risk factors of the [ND&A] sections of both companies’ latest annual reports

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filed with the SEC, as well as the companies’ other SEC filings, including the joint proxy statement prospectus that will be provided to each company’s shareholders in connection with this transaction. These forward-looking statements are based on current expectations, and neither Flextronics nor Solectron assumes any obligation to update these forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.
As you turn to slide 4, I will now turn the call over to Mike McNamara, Chief Executive Officer of Flextronics.

Mike McNamara - Flextronics International Ltd. - CEO
Thanks, Tom, and good morning, ladies and gentlemen. We believe combining Solectron and Flextronics creates the most diversified and premier global provider of advanced design and vertically integrated electronic manufacturing services. The combined Company will have the broadest worldwide EMS capabilities, from design resources to end-to-end vertically integrated global supply chain services, which will enhance our ability to design, build, and ship a complete product for our OEM customers. By combining Solectron’s resources and unique skill sets, Flextronics will be able to provide more value innovation to customers by leveraging the combined global economies of scale of manufacturing, logistics, procurement, design, engineering, and ODM services. The enhanced capabilities of the combined Company will increase the competitiveness of our customers by simplifying their global product development process while also delivering improved product quality with improved performance and faster time to market.
One of Flextronics’ competitive advantages is its ability to effectively integrate large-scale acquisitions of global operations. And we are confident in our ability to do so with this transaction. As always, our customer service requirements will come first as we work through our integration plan.
We are convinced that the combined Company creates more value to our customers, employees, and shareholders, and clearly creates a more diversified and formidable Company that can achieve greater profits, cash flows, and returns than either Company could have achieved individually.
Slide 5. Solectron is an extremely important strategic addition to Flextronics, and this combination transforms the landscape of our industry. Operating in 35 countries with a combined workforce of approximately 200,000 employees, including approximately 4,000 design engineers, the combined Company’s annual revenue will exceed $30 billion across seven well diversified customer market segments and several vertical component divisions. By joining forces, we expect the increased scale will enable us to further extend our market segment reach, realize significant cost savings, and better serve the needs of our combined customers, employees, and shareholders.
Solectron’s strength in the high-end computing and telecom segments will be an invaluable addition to Flextronics’ existing capabilities. The combined Company will be the market leader in most product market segments. We will be a larger, more competitive Company, and therefore better positioned to deliver supply chain solutions that fulfill our customers’ increasingly complex requirements.
The breadth and depth of the combined Company significantly leverages our vertical integration opportunity while taking significant costs out of the Company’s combined infrastructure. The combined Company will be stronger and more diversified than either on its own and will be better positioned to increase shareholders’ value through greater cash flow and earnings.
Over the last 18 months, we have reorganized our management structure to create the infrastructure required to effectively and efficiently add scale to our operations. As a result, we are well prepared to achieve the expected synergies by successfully integrating our new partner into our Company. We are thrilled to add Solectron’s customers and employees to our organization.
Slide 6. There are many aspects of the individual companies that are strengthened through this combination. For example, Flextronics’ strength in vertical integration and ODM capabilities complements Solectron’s needs for such capabilities. Solectron’s strengths in high-end computing, communications, and networking infrastructure market segments complements Flextronics’ expertise in cell phones and consumer electronics. The combined Company will be a leading EMS supplier of high-end products, while enhancing and leveraging Flextronics’ global leadership position in high-volume, low-cost products.
Solectron’s strengths in after-market sales support, repair service, and BCO/CPO in more complex products will address Flextronics’ needs to increase such capabilities. In addition, there are significant industry-wide benefits resulting from industry consolidation. Flextronics’ view on the need for industry consolidation has always been around “when,” not “if.” The EMS industry is very fragmented, with too many well-capitalized

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competitors with excess capacity. As the industry consolidates, we believe it increases the industry-wide capacity utilization, thereby lowering overall costs, which increases profitabilities, cash flow, and return on capital.
From Flextronics’ perspective, Solectron is at a crossroads, making the timing right for this transaction. They have stabilized their business levels and operating results, but for further improvement, we believe they require vertical integration capabilities and further footprint rationalization. In addition, they are in the midst of a management team transition. As we have said, Solectron is an attractive partner. Because of our combined capabilities, we’ll create the broadest service offering in the industry. In addition, Solectron has stable operations that will be further strengthened by this combination. We think any time you have the opportunity to consolidate a competitor with stable, high-quality operations at a valuation that creates significant shareholder value with low execution risk, it is a compelling opportunity worth pursuing.
With regard to Flextronics’ valuation and in light of our flat stock price, despite our above-average market performance, it felt like we needed an industry-wide catalyst to ignite a higher valuation for our shareholders. The timing seemed right for us to make this move, and Solectron was by far our preferred choice.
I will now turn the call over to Paul Tufano, Executive Vice President and interim Chief Executive Officer for Solectron.

Paul Tufano - Solectron Corp. - EVP & Interim CEO
Thanks, Mike, and good morning, everyone. Flextronics’ proven track record, (inaudible) market positions, strong balance sheet, and strong reputation as a global leader in electronics manufacturing services make the combination attractive for our customers, shareholders, and employees. Specifically, the transaction provides Solectron’s customers with enhanced portfolio design and vertically integrated capabilities, greater scale, and expanded supply chain leverage, along with the advantages of an increased low-cost global footprint. Combining these two companies allows us to transcend what we have accomplished individually and significantly reshapes and re-energizes our industry. We believe Flextronics has a large-scale integration expertise and systems infrastructure capable of successfully integrating and managing the combined Companies, in which all the meaningful synergies are realized.
Flextronics is the best strategic partner for Solectron, and we are extremely excited about the potential for this combined Company going forward and the value creation that it represents. Moreover, with the significant stock component offered in transaction, Solectron’s shareholders have a meaningful opportunity for a stake in the realization of that value. We’re all very enthusiastic about the strategic combination and believe it will create significant value for shareholders of both Companies. I will now turn the call over to Tom.

Tom Smach - Flextronics International Ltd. - CFO
Thanks, Paul. Please turn to slide 7. Under the terms of the definitive agreement, unanimously approved by both Boards of Directors of both Companies, shareholders of Solectron will receive total consideration currently valued at approximately $3.6 billion. As part of the agreement, Solectron has the right to nominate two individuals, approved by Flextronics, to the Board of Directors of the combined Company. The transaction is subject to customer at closing conditions, including shareholder approvals of both Companies, certain regulatory approvals, and other customer at closing conditions. The acquisition is expected to close by the end of the calendar year 2007.
Slide 8. Solectron’s shareholders can elect to receive either 0.345 shares of Flextronics or a cash payment of $3.89 per share. As more fully described in the press release, both of these elections are subject to being prorated so that not less than 50% and not more than 70% of Solectron’s shares can be converted into shares of Flextronics, and not less than 30% and not more than 50% of Solectron’s shares can be converted into cash of $3.89 a share. This represents a one-day cash and stock premium of approximately 15% and 20%, respectively, over the closing price of $3.37 on June 1, 2007, for Solectron.
While Flextronics will continue to evaluate alternative long-term financing arrangements, Citigroup has committed to provide Flextronics with a $2.5 billion, seven-year, senior unsecured term loan to fund the cash requirements for this transaction, including the refinancing of Solectron’s debt, if required. Following the acquisition, Solectron will become a wholly-owned subsidiary of Flextronics, and Solectron’s shareholders will own approximately 20% to 26% of Flextronics’ outstanding shares.
Slide 9. The cash payments made by Flextronics to Solectron’s shareholders will range from $1.06 billion to $1.77 billion, and the stock issued by Flextronics to Solectron’s shareholders will range from 156.8 million to 219.6 million shares. The total equity consideration paid by Flextronics, based on the closing stock price on June 1, is approximately $3.6 billion. As of their most recent quarter ended March 2, 2007, Solectron had approximately $1.1 billion in cash and total debt of $641 million, or net cash of approximately $445 million.

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Slide 10. This combination is expected to create customer benefits, cost reductions, and synergies neither Company could have achieved on its own. We have a very detailed road map of the synergies that will result from this combination, most of the synergies resulting from eliminating redundant assets or unnecessary functions that result from combining two companies into one. For example, there will be some footprint rationalization and manufacturing and operating expense reductions. Additional synergies will come from leveraging scale and purchasing power to drive cost savings, and the expansion of vertical integration will drive higher combined profitability.
While some synergies will be achieved in the first 12 months after closing, it could take up to 18 to 24 months to fully integrate this acquisition and realize the full synergy potential, which we estimate to be at least $200 million after tax, which should be at least 15% accretive to Flextronics once all of the synergies are realized. As the integration progresses and actual synergies are realized, we expect to raise our EPS expectations as the accretion occurs over the integration period. For the time being, we are comfortable saying this transaction should not be dilutive in any quarter after closing, so the only question is the timing as to when the accretion occurs over the integration period. We will provide more insight into timing once this transaction closes. The EPS accretion and after-tax synergies of $200 million excludes the restructuring charges necessary to achieve these synergies.
Slide 11. In addition to the cost synergies, we expect the cash flow synergies will be well in excess of the cash portion of the restructuring charges that are expected to result from the integration of this acquisition. This will improve the Company’s combined return on invested capital. For example, we believe there are significant cash synergies that will result from reducing Solectron’s cash conversion cycle. We believe we can generate $300 million to $600 million of cash by reducing their cash conversion cycle by 10 to 20 days.
Slide 11. Combined capital expenditures can be reduced by approximately $450 million over the first three fiscal years post-closing from the redeployment of equipment and rationalized manufacturing locations.
Slide 13. The pro forma assets of the combined Company, approximately $20 billion, with ample liquidity consisting of a combined pro forma cash balance of approximately $1.8 billion and total liquidity of approximately $3.8 billion, which includes Flextronics’ existing $2 billion revolver. Assuming a 30% cash deal and 70% stock deal, the pro forma combined equity would be approximately $8.7 billion. Total debt, including new acquisition debt, would be approximately $3.3 billion, and net debt would be approximately $1.5 billion, and the debt to capital ratio would be 27.5%. The market cap of the combined Company would be in excess of $9 billion, and the combined book capitalization would be almost $12 billion.
Assuming a 50% cash deal and 50% stock deal, the pro forma combined equity would be $7.9 billion. Total debt, including new acquisition debt, would be $4.0 billion, and net debt would be $2.2 billion, and the debt to capital ratio would be 33.5%. The market cap of the combined Company would be in excess of $8.5 billion, and the combined book capitalization would also be almost $12 billion.
Slide 14. This combination significantly diversifies Flextronics’ revenue mix, as Solectron is clearly the EMS leader in high-end computing, communications, and networking infrastructure market segments. This overlays nicely onto Flextronics’ business mix. For example, Flextronics will be gaining significant exposure to IBM, Alcatel-Lucent, and HP’s medium and high-end services. The pro forma combined top ten customers would be just over 60% of total revenues, and we would expect that the only customer in excess of 10% of combined revenues would be Sony Ericsson.
Slide 15. The combined Company’s annual revenues exceed $30 billion with a much more diversified market segment mix. Flextronics’ computing segment will grow from 10% of total revenues to approximately $19%. The consumer digital business will decrease from 24% to approximately 20%. Telecom infrastructure will increase from 23% to approximately 30%. Mobile will decrease from 31% to 19%. And industrial, automotive, medical, and other will remain at approximately 12%.
I will now turn the conference call over to the operator for questions. Please limit yourself to one question and one follow-up.

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QUESTION AND ANSWER

Operator
Thank you. (Operator Instructions.) One moment, please, for the first question. The first question comes from Brian White with Jefferies & Company. Your line is open.

Brian White - Jefferies & Co. - Analyst
Yes. Good morning, guys. When we look at the, it seems like one big opportunity for you will be the vertical integration at Solectron. Have you guys actually gone through and quantified what the opportunity could be in both boards and enclosures within Solectron?

Tom Smach - Flextronics International Ltd. - CFO
Yes, we’ve taken the—obviously, we have limited data in going through the due diligence process, and we’ll get more clarification on that over the coming weeks and months. But we’ve taken a rough cut at what that might look like, but the exact accuracy, we can’t really tell. What’s really important is that the high-end nature of Solectron’s business fits extremely well into Multec’s business, which is really based around two different business segments, which is the mobile phones and high-end infrastructure-type products. We’ll tie in telecom and high-end datacom is where we believe Multec is as good as anybody in the world today. So it complements very nicely from that standpoint, and then it also complements really nicely as it relates to the enclosure business of Flextronics. I mean, our enclosure business for that product category is already in Brazil, India, China, Mexico, and Eastern Europe, so—in addition a few locations in the United States and Western Europe—so it’s just already an existing, fabulous footprint, and fits right into the product category of Solectron. So we think the overlap is just great.

Brian White - Jefferies & Co. - Analyst
Okay, and just a follow-up. When we look at the number of plants Solectron has, could someone just remind everyone how many plants they have right now and how many Flextronics has around the world?

Paul Tufano - Solectron Corp. - EVP & Interim CEO
Solectron has about 50 manufacturing plants and service plants around the world.

Mike McNamara - Flextronics International Ltd. - CEO
And Flextronics probably has maybe 100.

Brian White - Jefferies & Co. - Analyst
About 100. Okay. Congratulations.

Mike McNamara - Flextronics International Ltd. - CEO
Yes, thanks.

Operator
The next question comes from Lou Miscioscia with Cowen and Company. Your line is open.

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Lou Miscioscia - Cowen & Co. - Analyst
Okay, thank you. It’s just a comment was if you’ve spoken to any of your customers or joint customers and anything that they had observations or concerns that some mobile assets might have to be distributed somewhere else?

Tom Smach - Flextronics International Ltd. - CFO
Sorry, Louis. We couldn’t hear the end of your comment.

Lou Miscioscia - Cowen & Co. - Analyst
Sure. It’s just a concern that any customer overlap, those customers might have a desire to not have as much revenue with one client company.

Tom Smach - Flextronics International Ltd. - CFO
Yes. So I think you’d have to go through kind of the customer list one by one and determine what the go-forward plan might be. In Cisco right now, we tend to do product categories that are more volume related, and Solectron does the product categories which are the highest-end products that Solectron makes, so we believe it provides a nice little benefit to Cisco, because we can now provide a very, very effective, complete service, from low-end products all the way up to high-end products. The HP overlap almost doesn’t exist, because almost all of our business in Hewlett-Packard, for example, is in, is in the printers, and almost all of the business in Solectron is non-printers. It tends to go into servers and repair and other different product categories. In Nortel Networks, there is not any overlap in the product categories, but because Solectron mostly does the wire lines kind of products. Flextronics, on average, does the optical and the wireless. Probably some overlap in some of the Ericsson products that we do, but again, very good relationships on both sides.
So I think you just have to go through them one by one and kind of sort out what we think the opportunity is. But we’re very, very confident. Obviously, we know all the customers that have the overlap, and we know how they think. We know what their supply chain strategies are, and we’re very, very confident we can provide increased value as a result of this transaction as opposed to a reduction in capabilities. So we’re very confident that we’ll have minimal loss there.

Paul Tufano - Solectron Corp. - EVP & Interim CEO
Yes, Lou, this is Paul. I think the heart, just to emphasize my point here. I think the value of this combination is the power of these two companies providing a total (inaudible) solution to customers, and right now, there’s very little overlap in our customer base in terms of product line. And that’s what made this such attractive timing. I think as we continue to execute and provide the breadth of service to these customers, I think they’re going to be more delighted with working with the combined Company.

Lou Miscioscia - Cowen & Co. - Analyst
Okay. Thank you. Good luck.

Tom Smach - Flextronics International Ltd. - CFO
Thanks.

Operator
The next question comes from William Stein with Credit Suisse. Your line is open.

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William Stein - Credit Suisse - Analyst
Thanks. One of the big reasons you gave for the benefits of the deal is footprint rationalization, and I’m wondering why that couldn’t be done without the merger. In other words, why do we need to see Flex buy Solectron to reduce capacity, as opposed to directly rationalizing the Company’s own capacity without the merger?

Tom Smach - Flextronics International Ltd. - CFO
Well, I think that can be done, of course. Each individual Company is, I think, continually on a path towards making sure that the footprints and the rationalization is exactly the right one. The real attractive piece is by having a more diversified base, having a broader, we’ll diversify much more into the high-end data datacom/telecom, and it allows us an opportunity to have a more diversified portfolio, and it allows us to leverage our assets a little bit better.
We actually think we can even, independent of, we think the individual utilization is going to go up, because we have two Companies that may have factories in the same location. As an example, we might both have Guadalajara operations, and we can balance those operations a lot better by having two big operations as opposed to one. So I think it does allow itself for additional opportunities.
But the real key to do the transaction is not really just footprint rationalization. It’s the financial rationale that we talked about, that we anticipate a 15% accretion. It’s the additional scale that we get, that’s beyond footprint rationalization and goes all the way into benefits that we’ll have in the supply base and other assets rationalization. It goes into the diversification. It creates a more balanced view for us, and I think the vertical integration is a very, very powerful addition that we’re going to get out of this. So I think the footprint rationalization, maybe it can happen by itself, but I think this will accelerate it. And, but that’s just one of the many reasons why we might undergo this transaction.

William Stein - Credit Suisse - Analyst
Okay. And then quickly also on the working capital metrics you guys put up. I’m curious whether it’s, it’s reasonable for us to assume that Flex will be able to reduce Solectron’s working capital needs. I’m wondering what, what’s going to drive that? Is it better systems at Flex? And it was my sense that Solectron had higher levels of working capital more because of the end market exposure which is going to, is not going to change. It’s just going to merge. So I’m curious how we can think about that. What’s going to drive that improvement in working capital?

Mike McNamara - Flextronics International Ltd. - CEO
So we believe that we’ve demonstrated to the market over the years that we’re able to achieve a cost, a structure that delivers, repeatedly delivers better and better cash cycle. And we do not anticipate taking the Flextronics numbers all the way down to our cash cycle, because you’re correct. In many of their product categories, they tend to run products that have a little bit higher—or a little bit lower inventory turns. And as a result, demand a little bit higher cash cycle. But alternatively, we’ve had techniques that have allowed us to drive the cash cycle down, and it’s been the best in the industry for about three years. So we don’t anticipate it getting all the way down to Flextronics’ rates, but certainly, the way we manage AR inventory, AP, and all the working capital metrics, we actually think we can make some improvement. So what we’ve itemized, what Tom has itemized is the improvements that we think we can make in terms of studying the balance sheet and understanding that Solectron’s a little bit different market.

William Stein - Credit Suisse - Analyst
All right. I’ll let someone else hop on. Thank you.

Operator
The next question comes from Alex Blanton with Ingalls and Snyder. Your line is open.

Alex Blanton - Ingalls and Snyder - Analyst

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Hello. Can you hear me?

Tom Smach - Flextronics International Ltd. - CFO
Yes. Go ahead.

Alex Blanton - Ingalls and Snyder - Analyst
Just quickly. It would seem from reading the transaction terms that if your stock should go up significantly, the cash, the stock portion will exceed the cash portion. Is that correct? So that would mean that most people would elect for the stock portion in that case?
Mike McNamara - Flextronics International Ltd. - CEO
That’s right, Alex. It’s a fixed exchange ratio, so the number of shares that we will be issuing will be fixed. But there is a band, so that if the stock price ends up being worth more than the cash price, I would assume, although I can’t say with certainty, but I think it’s a reasonable assumption to assume that most shareholders would elect the stock, because it would be worth more. But then the, they would get prorated back.

Alex Blanton - Ingalls and Snyder - Analyst
They get prorated back. So if you said if your stock goes up, it will be 50%. And will that be tax free?

Mike McNamara - Flextronics International Ltd. - CEO
This is structured as a tax-free transaction.

Alex Blanton - Ingalls and Snyder - Analyst
Okay, thank you. Second question. You said Sony Ericsson would be over 10% of the combined Company. That would put it over $3 billion, is that correct?

Mike McNamara - Flextronics International Ltd. - CEO
That is correct.

Alex Blanton - Ingalls and Snyder - Analyst
Okay. Secondly, you said that industrial, auto, and medical will be approximately the same. But that hasn’t been a very big part of Solectron. So how could it stay the same percent?

Mike McNamara - Flextronics International Ltd. - CEO
Well, I mean, that’s just the way the numbers have come out. I’m not sure quite how to answer that, Alex.

Alex Blanton - Ingalls and Snyder - Analyst
Well, what I’m saying is it’s a much larger percentage for you than it is for Solectron, so when you put two companies together, how could it be the same percentage as you are now? That’s all I’m asking.

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Mike McNamara - Flextronics International Ltd. - CEO
Yes. According to the numbers I have, Alex, that category’s 13% of Solectron’s business.

Alex Blanton - Ingalls and Snyder - Analyst
And it’s how much of yours?

Mike McNamara - Flextronics International Ltd. - CEO
Twelve.

Alex Blanton - Ingalls and Snyder - Analyst
Twelve. Okay. Those aren’t the numbers I had. All right. And then finally and most importantly, you mentioned $200 million of accretion from, or savings from combining the two companies. However, I want to ask about this. Solectron has had very low margins for several years, even though it has the same product mix, roughly, as Jabil. I mean, they’re not exactly the same, but they’re comparable. Jabil has more low-volume—high-volume, low-margin stuff, actually. So there didn’t seem to be any reason why Solectron couldn’t have margins equivalent to Jabil because of all the high-end business that it has and which you mentioned.
And I know over the years that Solectron customers have always said, including Cisco, that Solectron had the greatest capability in the industry to do high-end, most-difficult-to-manufacture products. And you mentioned that yourself. So the real question is, why couldn’t they make a good profit doing that? Their costs are too high or their prices are too low. But for some reason, they weren’t able to get their margins up. So what will you be able to do in that regard, and is there anything in the accretion numbers that you have given us for margin improvement on the Solectron business?

Paul Tufano - Solectron Corp. - EVP & Interim CEO
Alex, this is Paul. I’m going to take your question first. I mean, obviously, this is a discussion that we’ve had on our calls repeatedly, that our goal is to have margin expansion. You know, we’ve laid out a plan. I talked about margin expansion by increased execution, by (inaudible) rationalization, and by growth. That’s why I feel valid, and we’ve seen improvement in margins, albeit slight to what was hoped, but we’ve still seen those improvements.
I think what happens with this combination is that we get the ability to accelerate those improvements, because you now have (a) the ability to use some of the vertical integration to get a lower cost point, (b) the purchasing power of the combined Company is going to also accrue both to our base as well as Flextronics’ base. And more importantly, I think that you’re going to see the rationalization of infrastructure in terms of fixed overheads affected dramatically to improve the overall bottom line. So I think that we were on a path to do it on our own. This in essence jump-starts that, and I think that that’s why we’re so positive about this overall combination. But I’ll tell you right now, after this combination, our margin expansion picture was going to be the same. We were on the same path. I think this just gives us the ability to jump-start it with a few more tools.

Alex Blanton - Ingalls and Snyder - Analyst
Well, yes, but the question was, is all of that margin improvement, aside from the synergies that you can realize by combining two companies, but the margin improvement, is that in the $200 million or not? Or is it additional accretion that we can look forward to?

Mike McNamara - Flextronics International Ltd. - CEO
Well, I think Paul said it really well. They’re, one of the reasons that we’re attracted to Solectron is because we actually think they’re on the path towards recovery. We don’t necessarily think that about everybody in the industry. We think they’re on a path towards recovery and became more even more attractive as a result. And then you put the potential synergies of putting the Companies together to be able to manage our joint assets

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in a more effective way, and we think that even, like Paul said, it really dramatically accelerates our ability to go get those margin targets. So I think, I think those are going to hit, and we’re pretty excited about them, and as additional synergies, maybe the synergies are more than 200, and as those become evident and as we can have good line of sight of those, we’ll continue to update you.
And Alex, maybe—there’s a lot of other people on the call, so—.

Alex Blanton - Ingalls and Snyder - Analyst
Okay. I’ll take it up with you offline. I still didn’t get the answer. Thanks.

Mike McNamara - Flextronics International Ltd. - CEO
Thank you.

Operator
The next question comes from Kevin Kessel with Bear Stearns. Your line is open.

Kevin Kessel - Bear Stearns - Analyst
Great. Thank you very much. Can you—Tom, maybe can you help outline in terms of restructuring what it is that you expect to do? Maybe you guys have a sense for how many plants you might have to take offline or what other actions are going to be taken?

Tom Smach - Flextronics International Ltd. - CFO
Yes, I think it’s premature to get into any of that type of discussion now, Kevin. There’s a lot of activities on a combined basis that we need to collaborate and work together on, so I think at this early juncture or junction, it’s just way, way too premature to get into any of that stuff. So we will certainly provide updates and expectations and plans, but I think that needs to be reserved for a later time.

Kevin Kessel - Bear Stearns - Analyst
Okay. And then just turning back to vertical integration. You know, in the past there’s been other acquisitions like Sanmina and FCI, where they talked a lot about doing vertical cross-selling. Obviously, this is a different situation, but what gives you the confidence that you’re going to be able to convince the customers of Solectron that don’t currently use Multec or your enclosures to switch over, just because the acquisition’s been done?

Tom Smach - Flextronics International Ltd. - CFO
Well, in some cases we may not be successful, but we certainly know all these customers from the Multec standpoint and how they think. We know all these customers from the EMS standpoint and how they think. And we also believe that our capabilities, for example, enclosures and Multec, I think they’re as good as anybody in the world today. So on a stand-alone basis, independent of the vertical integration, I mean, these companies should be able to, these businesses should be able to book business from these customers in a very effective way. And in fact, they are. They’re all growing. Our enclosures operations expanded significantly last year, as well as Multec has continued to grow, probably on average 25% a year for the last three or four years. All that growth is not necessarily coming from vertical integration, so these vertical capabilities of Flextronics are in, amongst themselves, world class.
The, by putting the Companies together, it allows us additional opportunities in the sales process and in the deal formation process to go in and expand and leverage off that even more. So we think we understand the customers from the component standpoint, and we think we understand the customers from the EMS standpoint. Some of the customers we won’t be able to convert, but I think with the fact that they’re world class in amongst themselves, and then we can attach some additional benefits by leveraging it into an overall deal, I think it’s going to be an attractive

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value proposition for the customer. So that’s what we believe, that’s how we’ve been getting the value that we’ve been driving in Flextronics over the last year and how we’ve been able to get in part the growth that we’re seeing, and we think we’ll continue to be able to do that.

Mike McNamara - Flextronics International Ltd. - CEO
I’d like to add also, Mike, that Solectron today has control over certain bill of material items that they may or may not have been directing toward Flextronics and our vertical integration capabilities. Certainly in some instances perhaps they’ve done that, but I think it’s fair to say that they haven’t in 100% of those instances directed that business towards Flextronics. So there is an opportunity in their base business today that they do have control over certain sourcing decisions that we think could move over to Flextronics as quickly as possible after the closing.

Kevin Kessel - Bear Stearns - Analyst
Do you have any sort of a ballpark estimate for what sort of spend they have in printed circuit boards and in enclosures?

Tom Smach - Flextronics International Ltd. - CFO
Yes, but I just hate to start getting into that level of detail, because then your next question or next follow-up will be how much has moved over, et cetera, et cetera, so I just think that’s a fair question, Kevin, but just a little too detailed, and you can be assured that we’re going to work together to maximize what is placed inside of Flextronics.

Kevin Kessel - Bear Stearns - Analyst
Okay, thank you.

Operator
The next question comes from Steven Fox with Merrill Lynch. Your line is open.

Steven Fox - Merrill Lynch - Analyst
Hi, good morning. Couple questions. First of all, I don’t know if you can address—you mentioned $2.7 billion in combined property, plant, and equipment. Any sense for the scale of reduction that you can undertake to get the synergies you talked about?

Tom Smach - Flextronics International Ltd. - CFO
Yes, I think once again we don’t, we don’t want to predetermine that yet. You have to—remember, we have not had the detailed opportunity to really get into the Solectron plants and understand exactly what the rationalization activities are going to be and what the opportunities are going to be. We have a good sense of what that might, may be like, but it’s just way too early in the process to get into those details. We just need to get in and start working the implementation and the integration planning, and then that field will become clearer over time.

Steven Fox - Merrill Lynch - Analyst
Okay. And then with regards to the integration planning, do you plan on setting up a separate team that will be comprised of both Solectron and Flextronics executives? How do you plan on going about it from a management standpoint?

Tom Smach - Flextronics International Ltd. - CFO

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Yes, I mean, one of the benefits of doing this transaction is that Solectron is about a mile and a quarter away from us. So we have the, and that’s also a part of the consideration for this transaction is the location. So we’ll actually be meeting with our transition teams. We will have transition teams. We’ll be meeting with those transition teams later in the day, and we will have this process already moving by the time the market closes.

Steven Fox - Merrill Lynch - Analyst
And Mike, just on the customer relationships. Can you give any more color on your comfort level with the Solectron contracts? Have you spoken to any customers? What type of sales dilution do you expect from the Solectron side? I mean, you’ve got to imagine that some business will walk away. Any more you can comment on that?

Mike McNamara - Flextronics International Ltd. - CEO
So, obviously, we don’t know what will walk away. We’ve modeled in terms of the synergies, we’ve modeled a little bit walking away, just because we want to be fair and realistic about the process. But we’re going to work really hard. We actually believe that with the combination of the two Companies, we can put together some project teams that are just unbelievably strong and talented and really have the ability to create value with the customer.
And our objective is to come with such an overwhelming offering that it will be really difficult to match from a competitor’s standpoint. So that will be our strategy in terms of managing those customers, but we just need to go in and we’ve been through the product categories in extensive detail. We think there’s very little overlap. They’re typically a different type of products where there is customer overlap, and then there’s obviously a lot of places where there’s no customer overlap, and we can offer those customers also the additional capabilities of the combined Company. So we’re actually quite comfortable with it.
We have a go-forward plan with all those customers, and I think it will be, you know, we’re anticipating minimal loss. But it will go down to how well we execute. And we believe that we know this business really well. We believe we have the management team and the strength, and together, we think we can just be a very, very formidable force.

Steven Fox - Merrill Lynch - Analyst
Great. And then—.

Tom Smach - Flextronics International Ltd. - CFO
Steve, I just want to clarify something Mike said there. He touched on it briefly, but the anticipated revenue loss and associated impact is reflected in the net synergies of the $200 million after tax. So that is net of any adverse impact from any loss of the customers. So we have included an estimate, and that is reflected in the net synergy number.

Steven Fox - Merrill Lynch - Analyst
Got it. And then, very quick question, Tom. I don’t know if I missed it, but did you mention a breakup fee?

Tom Smach - Flextronics International Ltd. - CFO
I did not mention a breakup fee, but there is a customary breakup fee, which is $100 million and there’s typical, I would say, normal conditions around what would trigger that breakup fee.

Steven Fox - Merrill Lynch - Analyst
Great. Thank you.

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Tom Smach - Flextronics International Ltd. - CFO
Thank you.

Operator
The next question comes from Yuri Krapavin with Lehman Brothers. Your line is open.

Yuri Krapavin - Lehman Brothers - Analyst
Thank you. Good morning, (inaudible). You know, a couple of financial questions. First of all, what do you expect the tax rate of the combined entity to be?

Tom Smach - Flextronics International Ltd. - CFO
Yes, so the Flextronics stand-alone tax rate estimate for the foreseeable future has always been in the 7% to 10% range, and we’ve been running at the low end of that range. On a combined basis, that continues to be the range, but I would expect the combined tax rate to be in the middle of that range rather than at the low end, so I think it’s fair and reasonable to assume around 8.5%. Maybe we’ll do a little bit better than that, but I think that’s an appropriate number you can think about right now.

Yuri Krapavin - Lehman Brothers - Analyst
Uh-huh. And what’s the interest rate on this $2.5 billion loan that you’re raising?

Tom Smach - Flextronics International Ltd. - CFO
Well, that’s just a commitment. That is something we haven’t decided as to whether we’ll draw, so that’s what’s referred to as a “backstop facility” that’s available. We will assess closer to closing what the best opportunity is to access the capital markets and be opportunistic around all the sources available in the debt market to finance that. So it’s, I would say, very premature to assume that we will actually draw on that backstop facility. We will assess all sources of financing in terms of capital markets, and I’m talking specifically around the cap market, and that’s just one source that’s available. So we’ll assess that at closing, determine how best it’s meant for the transaction.

Yuri Krapavin - Lehman Brothers - Analyst
And finally, could there be any regulatory issues with this transaction, to the best of your knowledge?

Tom Smach - Flextronics International Ltd. - CFO
Well, you know, we’re hoping there’s no issues. Certainly there’s a lot of regulatory filings that need to be made in many parts of the world, which is one of the reasons why we don’t think this will close for, it won’t close until toward the end of calendar ‘07. So there’s a lot of work to be done, a lot of filings need to be done, but I don’t—we’re hopeful that no issues will be presented. We just need to go through all the formalities, and it’s a lot of work and a lot of filings. But hopefully it will be no issues.

Yuri Krapavin - Lehman Brothers - Analyst
Thank you.

Operator

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The next question comes from Jim Suva with Citigroup. Your line is open.

Jim Suva - Citigroup - Analyst
Great. Thank you. I know you mentioned $200 million of accretion after tax. Can you give us at least some type of relative measurement for restructuring costs? Are we talking like $500 million, $1 billion, $2 billion? Because I’m just trying to pencil in what’s the true accretion to investors, especially if you’re going to be having a big bath of write-offs.

Tom Smach - Flextronics International Ltd. - CFO
Well, Jim, again, we haven’t formalized and communicated what those restructuring plans are, and we will do that as time permits as we get closer and closer to actually formalizing those plans. The one thing that I would say is that a restructuring charge is a one-time event where the accretion is a recurring annuity, and the cash element of the restructuring charge, we’re very, very comfortable that the cash flow synergies resulting from improved cash conversion cycles and reductions of capital expenditures will more than pay for any cash element of the restructuring charge. So from a cash synergy perspective, we think we’ll be net cash flow positive from working capital and CapEx reduction, and that will be able to pay for all of the cash part of the restructuring charges.

Jim Suva - Citigroup - Analyst
Okay, then maybe a quick follow-up that you might be able to give a little more color on. Can you talk a little bit about the surviving management teams post this acquisition? And also, when you look at the competitive landscape of you guys versus Hon Hai, do you think now you can really make a good run at them? I mean, they still are actually, when you equivalate the dollars to U.S. dollars, they’re still quite a bit larger than your combined entity. Can you talk about the global landscape? Is this really not really a North America place, more of a global competitive landscape?

Mike McNamara - Flextronics International Ltd. - CEO
Yes. I think that pieces that Solectron gives us in terms of a competitive standpoint gives us a much better capability to go after high-end, complex products. This is not typically the environment that Foxconn plays in. Obviously, though, they probably will over time, and at least 50% of Foxconn’s business today is built around the PC industry. So there’s a lot of, there’s a lot of places where we really just don’t overlap with Foxconn, but as it relates to Foxconn moving up the food chain into these kind of products, which we have not seen much of, this gives us just a much, much stronger, much more formidable competitive position. So we think, so from that standpoint, it helps us a lot. In terms of mostly what Foxconn is, is a little bit on the high—you know, Win edition of PCs, but volume consumer products. It doesn’t do a lot for us in terms of that competitive space. I mean, it does a lot for us for the other spaces.

Jim Suva - Citigroup - Analyst
Okay, and then on the surviving management team?

Mike McNamara - Flextronics International Ltd. - CEO
Yes. The surviving management team will—you know, again, we haven’t even met all the teams. We’ll be doing those activities over the next few weeks, trying to meet all the teams. There will be some holes that we’ll need to fill in, of course, and we’ll look forward to Solectron, having some of the key guys from Solectron fill in some of those holes. So we would expect an integration activity to occur. And we don’t have that plan completely formalized, but we’ll start working on that today, and it will take a couple of months, probably, to sort out as we work through the final integration plan, the final footprint, the final go-forward look and feel of the Company, and then I think we can better assess that. But for sure, Solectron’s got all kinds of talented people, and we’ll be looking to figure out how to use those talented people in our organization, all the way up through the ranks.

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Jim Suva; Great. And a last clarification question. When you say $200 million after tax, after, and I believe the words were “fully integrated” or “fully realized,” is that like end of calendar ‘08? Or actually, I guess you said, closer to 18 to 24 months. I guess that would be calendar ‘09. Is that correct?

Tom Smach - Flextronics International Ltd. - CFO
Yes, it would be 18 to 24 months after closing, you know, whenever closing occurs, Jim.

Jim Suva - Citigroup - Analyst
Okay. Thank you, gentlemen.

Tom Smach - Flextronics International Ltd. - CFO
Thank you.

Operator
The next question comes from Brian White of Jefferies and Company. Your line is open.

Brian White - Jefferies & Co. - Analyst
Yes. I’m just curious more on the vertical integration side of this. How quickly do you think you can start vertically integrating some of the PCBs and enclosures? Can that occur before the transaction closes, or when do think that this can occur?

Tom Smach - Flextronics International Ltd. - CFO
Yes, we think—so first of all, we have to run these two Companies as a separate entity. The deal is not done until the close occurs, so those kind of activities, we’re going to have to delay until we really get the deal done and get the close done. And then I think the answer to your question is it really depends on the commodity. Sometimes you’re able to do things quickly. So, for example, Multec is already—or Solectron is already a big customer of Multec, so we probably do—I don’t know, we probably do $50 million together today, which means we’re on the AVL of many of the products that Solectron is building. And hopefully, in some cases, Solectron has the ability to move their splits around, because we are already a qualified supplier on the AVL, and maybe there’s an opportunity to just give us more business pretty quickly.
In other cases, we may have to get designed in, which really depends on the product cycles of the products. So it’s kind of a, it’s kind of, it’s tough to say. But rest assured we’ll put together a real—part of our transition planning will be to figure out how do we get a vertical integration team to be calm on Solectron, but we’ll have to do most of those activities after the close.

Brian White - Jefferies & Co. - Analyst
Okay, but at least you’re on their AVL? You do quite a bit of business today with them?

Tom Smach - Flextronics International Ltd. - CFO
Yes, the overlap with Multec—.

Brian White - Jefferies & Co. - Analyst

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But you know, something like a Cisco Systems that does a lot of business with some of the North American PCB fabricators, do you do any PCB business with Cisco Systems today?

Tom Smach - Flextronics International Ltd. - CFO
Yes, we actually do quite a bit.

Brian White - Jefferies & Co. - Analyst
Okay, thank you.

Tom Smach - Flextronics International Ltd. - CFO
Yes, and to be fair, for most of the Multec business, they really have the mobile phone business, which is obviously very, very additive to the Flextronics existing mobile business, but the other piece of it is on the high-end infrastructure and high-end telecom that it does. So Solectron actually is a better match from a vertical integration standpoint than is Flextronics.

Brian White - Jefferies & Co. - Analyst
Okay. Thanks.

Operator
The next question comes from Alex Blanton with Ingalls and Snyder. Your line is open.

Alex Blanton - Ingalls and Snyder - Analyst
A follow-up similar to that. On the balance sheet of Solectron, you mentioned that you could get several hundred million dollars of cash from reducing the cash cycle time. Would you start, would efforts to do that also begin before the closing?

Tom Smach - Flextronics International Ltd. - CFO
So, I want to be really, really clear. Before closing, both Companies will operate independently and separately.

Alex Blanton - Ingalls and Snyder - Analyst
Well, I understand that, Tom, but you’re going to have a transition meeting today, and then the transition’s going to start by the end of the day. You just said that.

Tom Smach - Flextronics International Ltd. - CFO
That’s transition planning, and then (inaudible - multiple speakers).

Alex Blanton - Ingalls and Snyder - Analyst
Solectron can easily do what you’re recommending that they do as a separate company. That’s what I’m talking about.

Tom Smach - Flextronics International Ltd. - CFO

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There’s very clear anti-trust requirements, Alex, that we need to comply with, and we will maintain full compliance with those requirements.

Alex Blanton - Ingalls and Snyder - Analyst
I understand that.

Tom Smach - Flextronics International Ltd. - CFO
And I can assure you that both Companies will be running independently, and the pre-closing activities will be around planning and post-closing activities.

Alex Blanton - Ingalls and Snyder - Analyst
Yes, but wouldn’t it make sense for the people at Solectron to start working on that ahead of time?

Paul Tufano - Solectron Corp. - EVP & Interim CEO
Alex, this is Paul. Look. We’re working to improve our cash conversion cycles every day. So I think that you’ve got to leave it at that. The integration teams will begin to work on how to put these two Companies together with the greatest value. And we’re not going to do anything that’s going to jeopardize this transaction before the close. So, and after that, I think we’ve got to go and capture the value that can be created. And I think we should leave it at that.

Alex Blanton - Ingalls and Snyder - Analyst
Okay. I think it looks good. Thanks.

Tom Smach - Flextronics International Ltd. - CFO
Thanks, Alex. So I think with that, we’re going to close off the conference call, and we would like to thank everyone for joining on such a short notice, and I know it’s early for everyone, and I’m sure a lot of people didn’t get a chance to get on. But we certainly appreciate your interest, and you can look forward to hearing from us in the near future. Thank you.